77C:

Matters Submitted for Shareholder Vote

The following are results from the shareholder vote taken on June 24, 2004. The vote was sought to elect directors of the Chaconia Income & Growth Fund, Inc. to hold office until their successors are duly elected and qualified:

	VOTES		VOTES		TOTAL
DIRECTOR'S NAME	FOR		AGAINST		SHARES
Dr John A Cole	811,382.316	99.86%	1,125.082	0.14%	812,507.398	100.00%
Dr Roosevelt J Williams	811,382.316	99.86%	1,125.082	0.14%	812,507.398	100.00%
Dr Anthony T Bryan	811,375.180	99.86%	1,132.218	0.14%	812,507.398	100.00%
Nigel L Scott	811,382.316	99.86%	1,125.082	0.14%	812,507.398	100.00%
Clarry Benn	811,164.179	99.83%	1,343.219	0.17%	812,507.398	100.00%
Ainsworth Harewood	811,187.524	99.84%	1,319.874	0.16%	812,507.398	100.00%
Michael Alexander	811,974.156	99.93%	533.242	0.07%	812,507.398	100.00%
Gayle Daniel-Worrell	811,981.292	99.94%	526.106	0.06%	812,507.398	100.00%